

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

May 8, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 17, 2026, The Nasdaq Stock Market (the "Exchange") received from Wise Group plc (the "Registrant") a copy of the Registrant's application on Form 20-F 12(b)/A for the registration of the following security:

Class A ordinary shares, nominal value $0.01 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 20-F/A 12(b)/A, and we hereby join in such request.

Sincerely,

Eun Ah Choi